July 8, 2021

VIA EDGAR

Division of Corporation Finance

Office of Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Sonia Bednarowski and Mr. John Dana Brown

Re:	JATT Acquisition Corp
Registration Statement on Form S-1
Filed June 15, 2021, as amended
File No. 333-257120

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of JATT Acquisition Corp that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, July 13, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 550 copies of the preliminary prospectus dated July 6, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Richard Mandery
Name:	Richard Mandery
Title:	Managing Director

As representative of the underwriters